Chunghwa Telecom Reports Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2014

TAIPEI, Taiwan, R.O.C. February 16, 2015 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its audited operating results for the fourth quarter and full year of 2014. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Fourth Quarter 2014 Financial Highlights

1.	Total revenue increased by 1.4% to NT$59.63 billion

2.	Mobile communications revenue increased by 2.2% to NT$28.90 billion

I.	Mobile value-added services (VAS) revenue increased by 21.1% to NT$9.34 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 26.4%

II.	Handset sales revenue increased by 3.2% to NT$8.98 billion

3.	Internet revenue increased by 2.8% to NT$6.69 billion

4.	Domestic fixed communications revenue increased by 1.6% to NT$19.60 billion

5.	International fixed communications revenue decreased by 4.9% to NT$3.75 billion

6.	Total operating costs and expenses increased by 6.7% to NT$50.89 billion

7.	Net income attributable to stockholders of the parent decreased by 12.6% to NT$8.07 billion

8.	Basic earnings per share (EPS) was NT$1.04

Full Year 2014 Financial Highlights

1.	Total revenue decreased by 0.6% to NT$226.61 billion

2.	Mobile communications revenue increased by 0.1% to NT$110.67 billion

I.	Mobile VAS revenue increased by 22.5% to NT$34.77 billion

II.	Handset sales revenue decreased by 2.0% to NT$32.45 billion

3.	Internet revenue increased by 2.2% to NT$26.00 billion

I.	Internet VAS revenue increased by 10.1% to NT$2.96 billion

4.	Domestic fixed communications revenue decreased by 2.0% to NT$72.06 billion

5.	International fixed communications revenue decreased by 2.8% to NT$15.31 billion

6.	Total operating costs and expenses increased by 1.1% to NT$182.44 billion, but was 1.2% less as compared with our full year guidance

7.	Net income attributable to owners of the parent decreased by 2.7% to NT$38.62 billion, but exceeded our full year guidance by 7.8%

8.	Basic EPS was NT$4.98

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, “We are pleased to report our operating results for 2014. During the fourth quarter, we witnessed a rapid uptake in 4G services throughout Taiwan. As of the end of 2014, we have already taken a market leading position in 4G services, accumulating over 1.33 million 4G subscribers and obtaining 38.6% market share. In December, we introduced LTE-Advanced carrier aggregation (CA) technology for the 900MHz and 1800MHz spectrum bands to provide users higher data rates. Furthermore, our 4G network now covers every township in Taiwan and we aim to continue our build-out of the network so that we can achieve 99% population coverage island-wide by the end of 2015. In addition, our broadband market share remained stable despite intensifying competition from cable operators.”

“Going forward, we aim to continue expanding our 4G subscriber base to achieve our 40% market share target as well as focusing on the development of fixed and mobile value-added services. We will also promote our customized ICT solutions to enterprise customers across various industries. We remain confident that these initiatives will help solidify Chunghwa’s position as the leading integrated telecommunications service provider in Taiwan.”

Revenue
Chunghwa Telecom’s total revenues for the fourth quarter of 2014 increased by 1.4% to NT$59.63 billion, which was comprised of 48.5% mobile, 11.2% internet, 32.9% domestic fixed, 6.3% international fixed, and 1.1% from other businesses.

Mobile communications revenue for the fourth quarter 2014 increased by 2.2% to NT$28.90 billion. This was mainly due to the continual growth of mobile VAS revenue and higher handset sales, but was slightly offset by the decrease in mobile voice revenue, which was mainly due to increased market competition and promotional packages.

Internet business revenue for the fourth quarter of 2014 increased by 2.8% year-over-year to NT$6.69 billion. The increase was primarily attributable to higher HiNet and Internet value-added service revenue.

Domestic fixed revenue for the fourth quarter of 2014 increased by 1.6% year-over-year to NT$19.60 billion, mainly due to the growth of ICT project revenue and MOD revenue. Local and DLD service revenue decreased by 5.6% and 5.4%, respectively, mainly due to increased mobile and VoIP substitution. Broadband access revenue remained flat year-over-year at NT$4.84 billion.

International fixed revenue decreased by 4.9% to NT$3.75 billion, mainly due to lower international long distance revenue because of increased market competition.

Total revenue for the full year of 2014 decreased by 0.6% year-over-year to NT$226.61 billion, and was comprised of 48.8% mobile, 11.5% Internet, 31.8% domestic fixed, 6.8% international fixed, and 1.1% other.

Operating Costs and Expenses
Total operating costs and expenses for the fourth quarter of 2014 increased 6.7% to NT$50.89 billion. The increase was primarily due to the higher cost of handsets sold, increasing depreciation and amortization expenses and costs for ICT projects. The increase in depreciation expense was mainly attributable to 4G network construction, 3G network maintenance and purchases of cloud and IDC equipment while the increase in amortization expense was mainly due to the amortization of the 4G license fee.

Total operating costs and expenses for 2014 increased by 1.1% year-over-year to NT$182.44 billion, mainly due to the increase in depreciation and amortization expenses, with reasons similar to those mentioned for the fourth quarter of 2014. In addition, personnel expenses increased primarily due to the higher early retirement compensation.

Income Tax
Income tax expense for the fourth quarter of 2014 decreased by 26.5% to NT$1.46 billion.

Operating Income and Net Income
Income from operations for the fourth quarter of 2014 decreased by 16.1% to NT$9.40 billion. The operating margin was 15.8%, compared to 19.1% in the same period of 2013. Net income attributable to stockholders of the parent decreased by 12.6% to NT$8.07 billion. Basic earnings per share was NT$1.04.

Cash Flow and EBITDA
Cash flow from operating activities for the fourth quarter of 2014 decreased by 4.5% to NT$28.94 billion. Cash and cash equivalents as of December 31st, 2014 increased to NT$23.56 billion year-over-year.

EBITDA for the fourth quarter of 2014 decreased by 6.9% to NT$18.03 billion. EBITDA margin was 30.2% compared to 33.0% in the same period of 2013.

Capital Expenditure (“Capex”)
Total Capex for the fourth quarter of 2014 decreased by 11.4% to NT$11.59 billion, and was comprised of 47.3% domestic fixed communications, 30.1% mobile communications, 17.5% internet, 3.5% international fixed communications, and 1.6% from others.

Business and Operational Highlights
Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2014, the number of FTTx subscribers reached 3.12 million, accounting for 68.7% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 132%, reaching more than 867,000.

HiNet broadband subscribers increased 0.2% year-over-year, totaling 3.79 million as of December 31st, 2014.

Mobile

As of December 31st, 2014, Chunghwa had 11.13 million mobile subscribers, representing a 4.4% year-over-year increase. The Company also had 5.16 million mobile Internet subscribers, representing a 31.0% year-over-year increase.

As of December 31st, 2014, the company accumulated over 1.33 million 4G subscribers.

Fixed-line

As of December 31st, 2014, the Company maintained its leading position in the fixed-line market, with a total of 11.37 million subscribers.

2015 Guidance
For 2015, the Company expects total revenue to increase by NT$4.48 billion, or 2.0%, to NT$231.09 billion as compared to the prior year period. Operating costs and expenses are expected to increase by NT$3.48 billion, or 1.9%, to NT$185.92 billion as compared to the prior year period. Income from operations is expected to be NT$45.05 billion. Non-operating income is expected to be NT$0.87 billion. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$45.92 billion and NT$37.50 billion, respectively. Earnings per share are expected to be NT$4.83. CAPEX is expected to decrease by NY$1.86 billion, or 5.7%, to NT$30.7 billion as compared to the prior year period.

					YoY
(NT$ billion except EPS)	2015	(F)	2014 (audited)	change	( %)

Revenue	231.09		226.61	4.48	2.0

Operating Costs and Expenses	185.92		182.44	3.48	1.9

Other Income and Expense	(0.12)		0.63	(0.75)	(120.0)

Income from Operations	45.05		44.80	0.25	0.5

Non-operating Income	0.87		1.76	(0.89)	(50.3)

Income before Income Tax	45.92		46.56	(0.64)	(1.4)

Net Income Attributed to Stockholders of The Parent	37.50		38.62	(1.12)	(2.9)

EPS(NT$)	4.83		4.98	(0.15)	(2.9)

EBITDA	80.02		78.92	1.10	1.4

EBITDA Margin	34.6%		34.8%

Acquisition of Material Assets	31.25		32.87	(1.62)	(4.9)

Acquisition of Property, Plant and Equipment	30.70		32.56	(1.86)	(5.7)

Others	0.55		0.31	0.24	76.9

Disposal of Material Assets	0.24		1.37	(1.13)	(82.5)

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES
To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES
In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

■ these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

■ these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

■ these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

■ these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw